SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  16 July, 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Total Voting Rights announcement made on 2 July 2007
             2.  Transaction in Own shares announcement made on 2 July 2007
             3.  Transaction in Own shares announcement made on 3 July 2007
             4.  Transaction in Own shares announcement made on 3 July 2007
             5   Transaction in Own shares announcement made on 5 July 2007
             6.  Transaction in Own shares announcement made on 6 July 2007
             7.  Transaction in Own shares announcement made on 9 July 2007
             8.  Transaction in Own shares announcement made on 10 July 2007
             9.  Transaction in Own shares announcement made on 10 July 2007
            10.  Transaction in Own shares announcement made on 11 July 2007
            11.  Transaction in Own shares announcement made on 12 July 2007
            12.  Transaction in Own shares announcement made on 12 July 2007
            13.  Transaction in Own shares announcement made on 13 July 2007
            14.  Transaction in Own shares announcement made on 13 July 2007

Enclosure  1



Monday 2 July 2007


                                  BT GROUP PLC


TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE


BT Group plc confirms that on 30 June 2007, its capital consisted of 8,640,654,852 ordinary shares with voting rights. On that date, BT Group plc held 469,905,799 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 8,170,749,053.

The above figure (8,170,749,053) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure  2


Monday 2 July 2007


TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Lehman Brothers 1,000,000 ordinary shares at a price of 331.86 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 470,831,152 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,169,823,700.


The above figure (8,169,823,700) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure  3

Tuesday 3 July 2007



                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 556,426 ordinary shares at a minimum price of 154 pence per share and a maximum price of 228 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 470,274,726 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,170,380,126.

The above figure (8,170,380,126) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure  4


Tuesday 3 July 2007


BT GROUP PLC


TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Lehman Brothers 1,000,000 ordinary shares at a price of 332.38 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 471,274,726 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,169,380,126.


The above figure (8,169,380,126) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure  5

Thursday 5 July 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 350,463 ordinary shares at a minimum price of 192 pence per share and a maximum price of 199.5 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 470,924,263 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,169,730,589.

The above figure (8,169,730,589) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure  6


                               Friday 6 July 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Lehman Brothers 750,000 ordinary shares at a price of 328.4871 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 472,674,263 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,167,980,589.

The above figure (8,167,980,589) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 7


Monday 9 July 2007


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Lehman Brothers 825,000 ordinary shares at a price of 333.61 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 473,499,263 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,167,155,589.

The above figure (8,167,155,589) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure  8

Tuesday 10 July 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred to participants in its employee share plans 360,441 ordinary shares at a minimum price of 154 pence per share and a maximum price of 218 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 473,138,822 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,167,516,030.

The above figure (8,167,516,030) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure  9

Tuesday 10 July 2007


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Lehman Brothers 3,750,000 ordinary shares at a price of 328.08 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 476,888,822 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,163,766,030.

The above figure (8,163,766,030) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure  10


Wednesday 11 July 2007


                                 BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Lehman Brothers 1,250,000 ordinary shares at a price of 324.10 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 478,138,822 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,162,516,030.

The above figure (8,162,516,030) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure  11

Thursday 12 July 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 166,204 ordinary shares at a minimum price of 174 pence per share and a maximum price of 199.50 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 477,972,618 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,162,682,234.

The above figure (8,162,682,234) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure  12


Thursday 12 July 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Lehman Brothers 3,000,000 ordinary shares at a price of 325.92 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 480,972,618 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,159,682,234.

The above figure (8,159,682,234) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure  13

Friday 13 July 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 633,890 ordinary shares at a minimum price of 226 pence per share and a maximum price of 256 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 480,338,728 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,160,316,124.

The above figure (8,160,316,124) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure  14

Friday 13 July 2007

                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Lehman Brothers 2,425,000 ordinary shares at a price of 329.44 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 482,763,728 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,157,891,124.

The above figure (8,157,891,124) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 16 July, 2007